EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill	Direct Dial:
Partner	(212) 561-3604

January 27, 2010

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings, Assistant Director

Re:	China Organic Agriculture, Inc.
Amendment No. 5 to Form 10 Filed April 29, 2009
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009 (“2008 Form 10-K”)
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed April 29, 2009
Form 10-Q/A for the Quarterly Period Ended 9/30/08
Filed April 29, 2009
Form 8-K Filed January 15, 2009 File No. 0-52430

Ladies and Gentlemen:

On behalf of China Organic Agriculture, Inc. (the “Company”), we are writing in response to the staff’s letter of comment dated May 22, 2009 concerning the above-referenced filings by the Company.   The Company is filing herewith Amendment  No. 1 to the 2008 Form 10-K, Amendment No. 5 to the Company’s Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”), Amendment No. 7 to the Company’s Form 10 and Amendment No. 3 to its Quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “Third Quarter 2008 Form 10-Q”).  On December 10, 2009, the Company filed Amendment No. 6 to its Registration Statement on Form 10. Amendment No. 7 to the Form 10 includes the financial statements of Dalian Huiming Industry Ltd. for the nine months ended September 30, 2007, which were inadvertently omitted from Amendment No. 6 (in response to comment 2 of the comment letter). The Company intends to file an amendment responsive to the staff’s comments on its Form 8-K filed January 15, 2009 as soon as practicable. This letter is limited to the comments received with respect to the 2008 Form 10-K, 2007 Form 10-K and the Third Quarter 2008 Form 10-Q and a letter will accompany the filing of the amendment to the Form 8-K when made.  For ease of reference, each of the comments of the Staff is set forth below, together with the related response.

Form 10-K to Fiscal Year Ended December 31, 2008

1.
Please update the financial statements to comply with Rule 8-08 of Regulation S- X. Please also update management's discussion and analysis of financial condition and results of operations and other information throughout the registration statement accordingly. In doing so, please address the following matters in respect of disclosures in Form 10-K filed April 15, 2009.

o	The adequacy of your disclosure of the transactions resulting in the gain on debt conversion reflected in the statements of income.

In reviewing the transaction whereby the Company acquired its interest in Dalian Baoshui District Huiming Trading Limited ("Dalian Huiming”) and the circumstances surrounding this debt forgiveness, the Company has determined that the better accounting treatment is to consider this relief of indebtedness an adjustment to the purchase price paid for the Company’s interest in Dalian Huiming and the financial statements have been revised accordingly.

The Company also has increased the disclosure regarding the gain resulting from the conversion of debt held by two shareholders, see, Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income.

o	The accuracy of the amount of the minority interest in income of consolidated subsidiaries reported in the statements of cash flows.

Appropriate adjustments have been made to the Company’s financial statements in response to this comment.

o	Whether the decrease in cash from sale presented in cash flows from financing activities in the statements of cash flows should be presented in cash flows from investing activities,

The amount has been reclassified to cash flows from investing activities.

o	Whether you have adequately disclosed the transactions included in proceeds of sale in cash flows from financing activities in light of the information disclosed in the supplemental disclosures.

The accounting for the transaction which is the subject of this comment has been revised.  Disclosure regarding the transaction, which the Company believes is adequate, is contained in Notes 18 and 19 to the Consolidated Financial Statements as at December 31, 2008. See also, the discussion in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Cash Flow.

o	The clarity of your disclosure of related party transactions and cash proceeds from loans and advances disclosed in the statements of cash flows.

The statement of cash flows has been revised in response to this comment.

o	Whether you should present statements of stockholders' equity for each year presented.

Statements of stockholders equity have been presented for each year presented.

o	The adequacy of your disclosure of the terms of the sales agency agreement between FEW and Red Wine Saga Company and your income recognition policy.

The disclosure regarding the agreement with Red Wine Saga Company has been clarified and expanded, Item __ – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income.

o	The basis in GAAP for the presentation of segment data in light of the disposition of ErMaPao and the guidance in paragraphs 34 — 35 of SFAS 131.

Segment data as presented no longer includes the discontinued ErMaPao operations.

o	Whether your disclosures related to the acquisition of FTZ complies with paragraphs 51.b„ 51.c., 52.c. and 54 — 55 of SFAS 141.

Disclosure intended to comply with paragraphs 51.b, 51.c, 52.c and 54 — 55 of SFAS 141 has been added to the 2008 Form 10-K/A (Amendment No. 1), see in particular Note 12 to the Consolidated Financial Statements as at December 31, 2008.

o	Whether your disclosure of discontinued operations, particularly in regard to revenues and pretax profit, complies with paragraph 47 of SFAS 144.

The disclosure regarding discontinued operations has been revised to comply with paragraph 47 of SFAS 144.

o	Whether you should present separate discussions of results of operations of continuing operations and discontinued operations to reflect the information presented in the financial statements.

The Company has presented separate discussions in response to this comment.

o	The clarity of your disclosure throughout the filing regarding financial data related to continuing operations and discontinued operations.

The Company has increased and clarified the disclosure throughout the report to distinguish between continued and discontinued operations.

2.
Please include statements of income and cash flows of Dalian Huiming Industry Ltd. for the comparable period of the preceding fiscal year or tell us why you are not require to do so. Refer to Rules 8-03 and 8-04(b) of Regulation S-X.

The Company has included the statements of income and cash flows of Dalian Huiming Industry Ltd. for the nine months ended September 30, 2007 in response to this comment.

3.
We note that you have determined that both your Disclosure Controls and your Internal Controls over financial reporting continue to be ineffective as of December 31, 2008. We also note that you attempted to remediate the deficiencies that caused your controls to be ineffective by hiring a consultant who is no longer engaged by the company. Please revise your disclosure to clearly state whether you are planning to take additional steps to ensure that your disclosure controls and internal controls are effective. Currently your disclosure is unclear as to whether you have already taken all steps you believe are necessary or are planning on taking additional steps.

The discussion of remedial steps taken and proposed to be taken with respect to disclosure controls and procedures and internal controls over financial reporting has been revised in response to this comment.

4.
We note that the consultant you retained provided you with some procedures "intended to heighten management's awareness of the need to comply with US Securities laws" but you state that there is no assurance that the procedures the consultant designed will be adhered to. Please revise your disclosure to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting and if so, describe these changes. Alternatively, please revise to remove your statement "except for the items noted herein," where you state that there have been no changes to internal controls.

The discussion of changes in internal controls over financial reporting during the last quarter of 2008 that have materially affected, or are reasonable likely to materially affect, the Company’s internal controls over financial reporting, has been revised in response to this comment.

Amendment No 4. to Form 10-K for the Fiscal Year Ended December 31, 2007

5.
We note that you filed this amendment after the date you filed Form 10-K for the fiscal year ended December 31, 2008 in which you reported the operations of ErMaPao as discontinued operations_ As such, please revise to reclassify and report the operations of ErMaPao as discontinued operations in the statements of operations as required by paragraph 43 of SFAS 144. In addition, please clarify that the results of operations data in management's discussion and analysis of financial condition and results of operations and elsewhere in the document relate to the discontinued operations of ErMaPao.

The statements of operations in the amendment to the 2007 Form 10-K have been revised to show the operations of ErMaPao as discontinued operations. The results of operations data in management's discussion and analysis of financial condition and results of operations and elsewhere in the amendment to the 2007 Form 10-K relate to the discontinued operations of ErMaPao.

Amendment No. 2 to Form 10-Q for the Quarterly Period  Ended 9/30/08

Condensed Consolidated Financial Statements. page 3
6.
It appears that you restated the financial statements to give effect to the sale of ErMaPao and to report the operations ErMaPao as discontinued operations. Please provide the disclosures required by paragraph 26 of SFAS 154. Please also label applicable financial statements as restated. In addition, please tell us how you computed the gain on the sale of ErMaPao and the nature and amounts of any other adjustments to net income as a result of the restatement. Finally, please file a current report on Form 8-K to report non-reliance on the previously issued financial statements or tell us in detail why you believe you are not required to do so. Refer to Item 4.02 of Form 8-K.

The operations of ErMaPao have been reported as discontinued operations, and the financial statements labeled as restated.

In reviewing the transaction whereby the Company acquired its interest in Dalian Baoshui District Huiming Trading Limited ("Dalian Huiming”) and the circumstances surrounding this debt forgiveness, the Company has determined that the better accounting treatment is to consider this relief of indebtedness an adjustment to the purchase price paid for the Company’s interest in Dalian Huiming and the financial statements have been revised accordingly.

The Company also has increased the disclosure regarding the gain resulting from the conversion of debt held by two shareholders, see, Part I, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income. The Company filed a Form 8-K with the disclosure required by Item 4.02 on November 23, 2009, which was amended on December 3, 2009.

7.	Please address the following matters and revise your disclosure as appropriate:

●	Whether the decrease in cash from sale presented in the cash flows from financing activities in the statements of cash flows should be presented in cash flows from investing activities.

The amount has been reclassified to cash flows from investing activities.

●	Whether you should provide segment data in the notes to financial statements in accordance with paragraph 33 of SFAS 131 giving consideration to paragraphs 34 - 35 of SFAS 131

Segment data has been provided in response to this comment.

●	Whether your disclosure of discontinued operations, particularly in regard to revenues and pretax profit, complies with paragraph 47 of SFAS 144.

The disclosure regarding discontinued operations has been revised to comply with paragraph 47 of SFAS 144.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

8.
Please revise to present a separate discussion and analysis of the results of operations of continuing operations and the results of operations of discontinued operations to reflect the information presented in the financial statements.

The Company has presented separate discussions in response to this comment.

9.	Please revise your presentation of segment data to comply with the guidance in paragraphs 34 – 35 of SFAS 131 or tell us your presentation complies with the referenced guidance.

The disclosure has been revised in response to this comment.

10.	Please revise your discussion and analysis of liquidity and capital resources so that the data is consistent with the financial statements.

The disclosure has been revised in response to this comment.

Item 4T. Controls and Procedures, page 30

11.
Please tell us whether your chief executive and chief financial officers reassessed their conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period in light of the restatement of your financial statements and the basis for their conclusion that your controls and procedures are effective at the end of the period covered by the report.

The discussion of Controls and Procedures has been revised to state that as of the end of the period covered by the report the Company’s disclosure controls and procedures were not effective

If there are any questions or comments regarding the Amendment No.6 being filed herewith, please direct them to me at (212) 561 3604 or Mark Orenstein at (212) 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.  As noted above, the Company should be filing additional responsive amendments within the next week.

Sincerely,

/s/Vincent J. McGill

 cc:   Adam Phippen
         William Thompson
         Scott Anderegg
         Mara Ransom